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January 18, 2011

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:  James Murphy, Engineer

Re:	Kinder Morgan Holdco LLC Amendment No. 1 to Registration Statement on Form S-1 Filed December 30, 2010 File No. 333-170773

Ladies and Gentlemen:

We have filed via EDGAR responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 14, 2011, with respect to the above-referenced filing.  Pursuant to our telephone conversation with Mr. James Murphy, the information below is being provided supplementally.

Set forth below are the Registrant’s responses with respect to the Staff’s Comments 20 and 21 with respect to information for 2010.  For your convenience, we have repeated in bold type each comment exactly as set forth in the January 14 comment letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment or request.

20.                               Please disclose the amount of capital investments made to convert proved undeveloped reserves to developed reserves in 2010. Please see paragraph (c) of Item 1203 of Regulation S-K.

Response:  We incurred approximately $202 million of development costs at SACROC and Yates to develop proved undeveloped reserves in 2010.

21.                               Please disclose all present activities of material importance, such as CO2 or water floods in the process of being installed or expanded and wells being

United States Securities and Exchange Commission

January 18, 2011

drilled, that you were involved in as of December 31, 2010. Please include the information required by paragraphs (a)-(d) of Item 1206 of Regulation S-K.

Response:  Kinder Morgan CO2 Company, L.P. is currently engaged in enhanced oil recovery processes using CO2 flooding in the Permian Basin in West Texas.  As of December 31, 2010, there were three wells in the process of being drilled.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1306, or in his absence, R. Daniel Witschey, Jr. at 713-221-1322.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Gary W. Orloff
Gary W. Orloff

GWO/pd

cc:	Mr. Joseph Listengart
Kinder Morgan Holdco LLC

Mr. G. Michael O’Leary
Andrews Kurth LLP